Page 75 of 87 Pages


                                October 12, 2000




E. Kenneth Seiff
Chairman, CEO & President
Bluefly, Inc.
42 West 39th Street
New York, New York 10018

Dear Mr. Seiff:

The purpose of this letter is to confirm the interest of Quantum Industrial Partners LDC and affiliates ("QIP"), a strategic equity fund advised by Soros Fund Management LLC and its affiliate Soros Private Equity Partners, along with any party mutually acceptable to Bluefly, Inc. ("Bluefly" or the "Company") and QIP (collectively, the "Purchasers"), in making a further strategic investment in Bluefly for the purpose of significantly improving the financial condition of the Company and providing it with working capital.

We envision a two-step transaction in which the Purchasers would invest a total of up to $15,000,000 in the Company. In the first transaction, the Purchasers will invest $5 million in the form of Senior Convertible Notes (the "New Notes"), to be funded immediately upon execution of definitive agreements. The aggregate principal amount of and accrued interest on the New Notes would automatically convert into shares of the Series B Stock (as defined below) at a price of $2.34 per share immediately following the Company obtaining shareholder approval of the transactions described herein. The New Notes would pay interest at the rate of 11% per annum, payable upon conversion, redemption or liquidation (including a change of control approved by the Company's Board of Directors). Other terms applicable to the New Notes are set forth on the attached term sheet.

In connection with the issuance of the New Notes and the Rights Offering described below, and subject to shareholder approval: (i) the terms of the Series A Preferred Stock would be amended to fix the initial conversion price at $2.34 per share and remove the anti-dilution protection for below conversion price issuances and to make certain other changes described in the term sheet; and (ii) the $15 million of notes previously issued pursuant to the Note and Warrant Purchase Agreement among the Company and certain of the Purchasers dated

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                                                             Page 76 of 87 Pages
                                                                               2

March 28, 2000 (the "Existing Notes") would convert into convertible preferred shares of the Company (the "Series B Stock") at a price of $2.34 a share. The Series B Stock will have a cumulative compounding dividend of 8% per annum, payable upon conversion, redemption or liquidation. The conversion price would initially equal the purchase price. The Note Purchase Agreement will include a covenant that the Company will not agree to or take any action to approve or otherwise facilitate any merger or consolidation or Change of Control (as defined in the attached term sheet), unless provision has been made for the holders of Series A Stock and Series B Stock to receive as a result of and in connection with the transaction, an amount equal to their respective aggregate liquidation preference (as described in the attached term sheet) for the shares of Series A Stock and Series B Stock held by them. The terms of Series B Stock are more fully set out in the attached term sheet.

As part of the second step of the transaction, we envision an offering (the "Rights Offering") to be made by the Company to the holders of common stock of the Company (the "Public Holders") enabling them to buy their pro rata share (as a class) of up to $20 million of Common Stock at a price of $2.34 per share. In the event that less than the full $20 million of Common Stock is purchased by the Public Holders, the Purchasers will purchase, at $2.34 per share, Common Stock with an aggregate purchase price equal to the lesser of (i) the difference between $20 million and the amount purchased by the Public Holders and (ii) $10 million. The Purchasers' commitment to participate in the Rights Offering will be contingent upon the Company obtaining shareholder approval of the transactions contemplated hereby and migrating the Company to a Delaware corporation.

We are prepared to negotiate definitive agreements by October 20, 2000. We request that the Purchasers and their representatives continue to have full access to the Company's officers, directors, counsel, representatives, auditors, and books and records, and full opportunity to investigate the Company's title to property and the nature and condition of its assets, businesses and liabilities. Final approval and terms of an investment by the Purchasers in the Company will be subject to approval of the Purchasers, which may be withheld in their sole discretion.

By accepting this letter, the Company agrees with QIP that neither the Company nor QIP (or their respective officers, representatives, partners or affiliates) or management of the Company will publicly disclose the existence of this letter or make known any facts related to the proposed transaction without the prior written consent of the other parties, except to its respective advisors or counsel, or as required by applicable law; provided that the Company may provide a copy of the letter to (x) the Nasdaq SmallCap Market and/or the Boston Stock Exchange in connection with any discussion regarding the Company's compliance with the listing requirements of such exchanges, (y) a source of inventory financing and (z) prospective equity investors in the Company.

The Company will reimburse all reasonable legal fees and expenses incurred by the Purchasers in connection with the transaction, up to a total of $200,000, whether or not this transaction is completed and the expenses of any filings required under the Hart-Scott-Rodino Act.

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                                                                               3

This letter agreement shall be construed and governed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof. The paragraphs relating to non-disclosure and expenses are the only paragraphs that are binding on the parties.

We understand that the Board of Directors has established an independent committee to consider this transaction. We look forward to working with that committee and the Company to close this transaction, improve the financial security of the Company and make the Company a success.

If this letter and the indicative, but non-binding term sheet are acceptable, please sign below.

                                        Respectfully submitted,


                                        /S/ MICHAEL C. NEUS
                                        --------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact
                                        Soros Private Equity Partners

Agreed and accepted:


/S/ E. KENNETH SEIFF
---------------------------------
E. Kenneth Seiff
Chairman, CEO & President
Bluefly, Inc.

Date: October 12, 2000